9710 Scranton Road, Suite 200

San Diego, California 92121

July 7, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Application for Withdrawal of Registration Statement on Form S-3 (File No. 333-239668)

Ladies and Gentlemen:

Inseego Corp., a Delaware corporation (the “Company”), hereby requests that its Registration Statement on Form S-3 (File No. 333-239668), originally filed with the Securities and Exchange Commission (the “Commission”) on July 2, 2020 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”).

The Company is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The Registration Statement was incorrectly coded and filed with the Commission with the code “S-3,” whereas the Company intended the Registration Statement to be coded and filed with the Commission with the code “S-3ASR.” The Company expects to promptly file a new registration statement with the code “S-3ASR” (the “New Registration Statement”), and will send a correspondence letter requesting the filing date of the New Registration Statement to be July 2, 2020.

No securities were sold pursuant to the Registration Statement. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the initial filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please telephone Kurt E. Scheuerman, Senior Vice President and General Counsel of the Company, at (858) 812-8098.

Very truly yours,

INSEEGO CORP.

By: /s/ Kurt E. Scheuerman
Name: Kurt E. Scheuerman
Title: Senior Vice President and General Counsel